May 14, 2021

Via EDGAR

United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549
Re:	Request for Acceleration – Caledonia Mining Corp Plc
Registration Statement on Form F-3
(SEC File No. 333-255500)

Ladies and Gentlemen:

Caledonia Mining Corp Plc (the “Company”), respectfully requests that the Commission accelerate the effectiveness of the above-referenced Registration Statement on Form F-3 (File No. 333-255500), and permit said Registration Statement to become effective at 5:00 p.m. (Eastern Time) on May 18, 2021, or as soon thereafter as practicable.

The Company hereby authorizes James Guttman, an attorney with our outside legal counsel, Dorsey & Whitney LLP, to orally modify or withdraw this request for acceleration.

Please contact James Guttman of Dorsey & Whitney LLP at (416) 367-7376 with any questions with respect to this request.

Sincerely,

Caledonia Mining Corp Plc

/s/ Mark Learmonth

Mark Learmonth
Chief Financial Officer

cc: James Guttman, Dorsey & Whitney LLP